Exhibit 99.1

JD.com Announces First Quarter 2017 Results

Beijing, China-—May 8, 2017-—JD.com, Inc. (NASDAQ: JD), China’s largest online retailer, today announced its unaudited financial results for the quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                                          Net revenues for the first quarter of 2017 were RMB76.2 billion (US$111.1 billion), an increase of 41.2% from the first quarter of 2016. Net revenues excluding JD Finance2 increased by 39.8% to RMB75.2 billion in the first quarter of 2017, up from RMB53.8 billion in the same period last year.

•                                          Income from operations for the first quarter of 2017 was RMB843.1 million (US$122.5 million), compared to loss from operations of RMB864.9 million for the same period last year. Non-GAAP income from operations3 for the first quarter of 2017 was RMB1.7 billion (US$0.2 billion), as compared to non-GAAP loss from operations of RMB295.7 million in the first quarter of 2016.

•                                          EPS and Non-GAAP EPS. Net income per ADS for the first quarter of 2017 was RMB0.17 (US$0.02), compared to net loss per ADS of RMB0.66 for the first quarter of 2016. Non-GAAP net income per ADS for the first quarter of 2017 was RMB1.03 (US$0.15), as compared to non-GAAP net loss per ADS of RMB0.15 in the first quarter of 2016.

•                                          GMV for the first quarter of 2017 increased by 42% to RMB184.1 billion (US$26.7 billion) from RMB129.3 billion in the first quarter of 2016.

•                                          Operating cash flow for the twelve months ended March 31, 2017 increased 405% to RMB10.2 billion (US$1.5 billion) from RMB2.0 billion for the twelve months ended March 31, 2016. Free cash flow4, which excludes JD Finance net originations5 included in the operating cash flow, for the twelve months ended March 31, 2017 increased 120% to RMB16.8 billion (US$2.4 billion), compared to RMB7.7 billion for the twelve months ended March 31, 2016.

•                                          Annual active customer accounts increased by 40% to 236.5 million in the twelve months ended March 31, 2017 from 169.1 million in the twelve months ended March 31, 2016.

1  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2017, which was RMB6.8832 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2  The company anticipates the JD Finance reorganization may potentially be completed in the second quarter of 2017. To assist investors in gaining a better understanding of the trend of net revenues, the company discloses net revenues excluding JD Finance, which represent the net revenues on a pro forma basis as if the JD Finance reorganization had been closed at the beginning of the periods presented.

3  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back JD Finance net originations included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

5  JD Finance net originations primarily include “Jingbaobei,” “Jingxiaodai” and “JD Baitiao” that the company provides to suppliers, merchants and consumers, respectively.

•                                          Fulfilled orders in the first quarter of 2017 were 477.1 million, an increase of 39% from 342.1 million in the same period in 2016. Fulfilled orders placed through mobile accounted for approximately 81% of total orders fulfilled in the first quarter of 2017, an increase of 56% compared to the same period in 2016.

“The strong results across the board reflect that the Chinese market is embracing our model of a high-quality online shopping experience,” said Richard Liu, Chairman and CEO of JD.com. “China’s increasingly discerning consumers are migrating en masse to our unwavering vision of online retail that prioritizes quality and user experience above all else. Looking forward, we are focused on further enhancing our customer experience, while leveraging the capabilities of our platform to serve the needs of a broader business ecosystem.”

“We are pleased to report another strong quarter of top and bottom line growth, as margins benefited from our rapidly growing scale across all of our product categories, as well as improved operating leverage,” said Sidney Huang, JD.com’s Chief Financial Officer. “In the quarters ahead, we will continue to invest in innovative technologies to ensure long-term growth across our platform.”

Recent Business Developments

•                                          In April, JD.com became a certified member of the American Apparel & Footwear Association (AAFA), the trusted public policy and political voice of the apparel and footwear industry, a first for a Chinese e-commerce company. As part of its AAFA membership, JD.com will cooperate with international fashion brands on issues surrounding IP protection as the company continues its push to bring more top global fashion brands to Chinese consumers through the JD.com platform.

•                                          In the first quarter, Avène, the leading dermo-cosmetic brand for sensitive skin in European pharmacies, and three brands under Giorgio Armani, including EA7 Emporio Armani, Armani Jeans and Emporio Armani Underwear, launched flagship stores on JD.com’s direct sales platform, allowing them to leverage the company’s national same- and next-day fulfillment network.

•                                          In the first quarter, JD Worldwide partnered with ASDA, a leading UK retailer under the Walmart umbrella, to bring high-quality British products to Chinese consumers. Additionally, JD Worldwide partnered with several other top international brands including Bayer, Inferno and Cetaphil.

•                                          In the first quarter, JD.com expanded its footprint in the home furnishing and apparel categories, announcing strategic partnerships at Milan Design Week with SAVIO FIRMINO, Bordignon and Contractin, three leading Italian furniture brands. In addition, JD partnered with Mercedes-Benz China Fashion Week and Shanghai Fashion Week to stage fashion shows featuring top Chinese designers.

•                                          In March, as part of its efforts to promote environmentally friendly logistics, JD.com upgraded its recycling system for used packaging materials. Customers in Beijing, Shanghai, Guangzhou and Shenzhen can now return empty cardboard boxes to JD.com couriers to receive credits for future purchases on JD.com.

•                                          As of March 31, 2017, JD.com’s joint venture, New Dada, had partnered with 80 Walmart stores and 165 Yonghui stores to provide consumers a premium online grocery shopping experience with one-hour home delivery. New Dada is China’s largest crowdsourcing logistics provider and O2O supermarket platform.

•                                          During the first quarter, JD.com expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of March 31, 2017, JD.com operated 263 warehouses covering an aggregate gross floor area of approximately 5.8 million square meters.

•                                          In April, JD.com announced the establishment of JD Logistics, a new business group under JD.com, which will leverage the company’s advanced technology and logistics expertise to provide integrated supply chain and logistics services to businesses across a wide range of industries.

•                                          JD.com had approximately 120,000 merchants on its online marketplace as of April 30, 2017, and a total of 122,405 full-time employees as of March 31, 2017.

First Quarter 2017 Financial Results

GMV and Net Revenues.  GMV from the online direct sales business was RMB107.9 billion in the first quarter of 2017, up 42% from the first quarter of 2016. GMV from the online marketplace business was RMB76.2 billion in the first quarter of 2017, an increase of 43% from the first quarter of 2016. GMV from electronics and home appliance products was RMB92.6 billion in the first quarter of 2017, an increase of 37% from the first quarter of 2016, while GMV from general merchandise and others was RMB91.5 billion in the first quarter of 2017, an increase of 48% from the first quarter of 2016, and contributed 50% of total GMV, up from 48% in the first quarter of 2016.

For the first quarter of 2017, JD.com reported net revenues of RMB76.2 billion (US$11.1 billion), representing a 41% increase from the same period in 2016. Net revenues from online direct sales increased by 40%, while net revenues from services and others increased by 62% in the first quarter of 2017, as compared to the first quarter of 2016. Net revenues excluding JD Finance increased by 40% to RMB75.2 billion in the first quarter of 2017, up from RMB53.8 billion in the same period last year.

Cost of Revenues.  Cost of revenues increased by 38% to RMB64.0 billion (US$9.3 billion) in the first quarter of 2017 from RMB46.2 billion in the first quarter of 2016. This increase was primarily due to the growth of the company’s online direct sales business and interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 30% to RMB5.9 billion (US$0.9 billion) in the first quarter of 2017 from RMB4.5 billion in the first quarter of 2016. Fulfillment expenses as a percentage of net revenues decreased to 7.7% compared to 8.3% in the prior year period.

Marketing Expenses.  Marketing expenses increased by 28% to RMB2.7 billion (US$0.4 billion) in the first quarter of 2017 from RMB2.1 billion in the first quarter of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 40% to RMB1.6 billion (US$0.2 billion) in the first quarter of 2017 from RMB1.1 billion in the first quarter of 2016.

General and Administrative Expenses.  General and administrative expenses increased by 43% to RMB1.3 billion (US$0.2 billion) in the first quarter of 2017 from RMB0.9 billion in the first quarter of 2016.

Income/(loss) from operations and Non-GAAP income/(loss) from operations.  Income from operations for the first quarter of 2017 was RMB843.1 million (US$122.5 million), compared to loss from operations of RMB864.9 million for the same period last year. Non-GAAP income from operations for the first quarter of 2017 was RMB1.7 billion (US$0.2 billion) with a non-GAAP operating margin of 2.2%, as compared to non-GAAP loss from operations of RMB295.7 million in the first quarter of 2016.

Non-GAAP EBITDA6 for the first quarter of 2017 totaled RMB2.2 billion (US$0.3 billion) with a non-GAAP EBITDA margin of 2.9%, as compared to RMB0.1 billion with a non-GAAP EBITDA margin of 0.2% for the first quarter of 2016.

Share of results of equity investees.  Share of results of equity investees for the first quarter of 2017 was a loss of RMB520.7 million (US$75.6 million), compared to RMB164.0 million in the first quarter of 2016. The increase was primarily due to losses picked up from New Dada and Tuniu.

Net income/(loss) and Non-GAAP Net income/(loss)7.  Net income for the first quarter of 2017 was RMB355.7 million (US$51.7 million), compared to net loss of RMB867.3 million for the same period last year. Non-GAAP net income for the first quarter of 2017 was RMB1.4 billion (US$0.2 billion), as compared to non-GAAP net loss of RMB0.2 billion in the first quarter of 2016.

EPS and Non-GAAP EPS.  Net income per ADS for the first quarter of 2017 was RMB0.17 (US$0.02), compared to net loss per ADS of RMB0.66 for the first quarter of 2016. Non-GAAP net income per ADS for the first quarter of 2017 was RMB1.03 (US$0.15) as compared to non-GAAP net loss per ADS of RMB0.15 in the first quarter of 2016.

Segment Revenues

For the first quarter of 2017, net revenues of the reported segments were as follows:

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD
	(In thousands)
Net revenues:
JD Mall[8]	53,820,060	75,079,876	10,907,699
New Businesses[8]	725,726	1,932,126	280,702
Inter-segment[9]	(576,123)	(786,342)	(114,241)
Total consolidated net revenues	53,969,663	76,225,660	11,074,160

6  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

7  Non-GAAP net income/(loss) is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss), and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

8  JD Mall represents the company’s traditional e-commerce business. New businesses of the company include JD Finance, O2O (deconsolidated since its merger with Dada Nexus to form New Dada on April 26, 2016), insurance, technology initiatives, as well as overseas business.

9  The inter-segment eliminations mainly consist of revenues related to payment processing and financing services provided by JD Finance to JD Mall, and promotion and advertising services provided by JD Mall to New Businesses.

Cash Flow and Working Capital

As of March 31, 2017, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB35.0 billion (US$5.1 billion). For the first quarter of 2017, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities	2,972,670	4,388,593	637,580
Add: JD Finance net originations included in operating cash flow	983,708	427,338	62,084
Less: Capital expenditures	(1,042,011)	(672,888)	(97,758)
Free cash flow in	2,914,367	4,143,043	601,906

Net cash used in investing activities was RMB8.5 billion (US$1.2 billion) for the first quarter of 2017, consisting primarily of increases in investment in equity investees and investment securities of RMB1.8 billion, cash paid for capital expenditures of RMB0.7 billion, and increases in loan receivables and other investments of RMB6.3 billion.

Net cash provided by financing activities was RMB8.0 billion (US$1.2 billion) for the first quarter of 2017, consisting primarily of net proceeds from JD Finance’s short-term borrowing, nonrecourse securitization debt and other financing activities.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Second Quarter 2017 Guidance

Net revenues for the second quarter of 2017 are expected to be between RMB88.0 billion and RMB90.5 billion, representing a growth rate between 35% and 39% compared with the second quarter of 2016. Net revenues excluding JD Finance for the second quarter of 2017 are expected to be between RMB86.6 billion and RMB89.1 billion, representing a growth rate between 33% and 37% compared with the second quarter of 2016. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on May 8, 2017 (7:30 pm Beijing/Hong Kong Time on May 8, 2017) to discuss the first quarter 2017 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	11070259

A replay of the conference call may be accessed by phone at the following numbers until May 16, 2017:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	11070259

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com is the largest e-commerce company in China and the largest Chinese retailer, both in terms of revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of March 31, 2017, JD.com operated 7 fulfillment centers and 263 warehouses covering 2,672 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) as net income/(loss) excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, income from non-compete agreement, reconciling items on the share of equity method investments, impairment of goodwill, intangible assets and investments. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back JD Finance net originations/(repayments) included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance net originations/(repayments) included in operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,771,695	23,624,192	3,432,152
Restricted cash	4,391,955	6,218,778	903,472
Short-term investments	7,173,626	5,193,544	754,525
Accounts receivable, net(1) (including JD Baitiao of RMB14.9 billion and RMB15.2 billion as of December 31, 2016 and March 31, 2017, respectively)	17,464,408	18,076,924	2,626,238
Advance to suppliers(1)	1,423,736	1,559,075	226,504
Inventories, net	28,909,438	26,860,550	3,902,335
Loan receivables, net(1)	12,697,915	16,338,463	2,373,673
Investment securities and other investments	11,490,369	16,052,384	2,332,111
Prepayments and other current assets	2,198,906	2,618,458	380,413
Amount due from related parties(1)	1,410,050	1,220,320	177,290
Total current assets	106,932,098	117,762,688	17,108,713
Non-current assets
Property, equipment and software, net	7,397,029	7,319,199	1,063,342
Construction in progress	1,992,123	2,187,932	317,866
Intangible assets, net	8,454,297	8,007,623	1,163,358
Land use rights, net	2,447,511	2,473,900	359,411
Goodwill	6,541,668	6,541,668	950,382
Investment in equity investees	15,235,020	15,499,685	2,251,814
Investment securities and other investments	8,058,057	6,954,197	1,010,314
Other non-current assets(1)	3,315,715	3,991,492	579,889
Total non-current assets	53,441,420	52,975,696	7,696,376
Total assets	160,373,518	170,738,384	24,805,089

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	8,333,317	12,380,081	1,798,594
Nonrecourse securitization debt	9,389,213	7,863,853	1,142,471
Accounts payable(1) (net of supplier financing of RMB7.0 billion and RMB6.9 billion as of December 31, 2016 and March 31, 2017, respectively)	43,988,087	43,747,397	6,355,677
Advances from customers	11,632,766	12,364,852	1,796,381
Deferred revenues	1,221,865	1,394,750	202,631
Taxes payable	575,848	509,657	74,044
Amount due to related parties	167,655	147,875	21,483
Accrued expenses and other current liabilities	29,431,484	32,561,051	4,730,511
Total current liabilities	104,740,235	110,969,516	16,121,792
Non-current liabilities
Deferred revenues	2,156,835	1,931,652	280,633
Nonrecourse securitization debt	4,077,627	6,660,250	967,610
Unsecured senior notes	6,831,012	6,797,264	987,515
Deferred tax liabilities	907,356	891,823	129,565
Other non-current liabilities	440,670	417,731	60,688
Total non-current liabilities	14,413,500	16,698,720	2,426,011
Total liabilities	119,153,735	127,668,236	18,547,803

Redeemable non-controlling interests	7,056,921	7,196,059	1,045,453

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,838,850 shares outstanding as of March 31, 2017)	377	377	55
Additional paid-in capital	59,258,417	60,428,627	8,779,147
Statutory reserves	132,938	132,938	19,313
Treasury stock	(5,181,880)	(5,100,198)	(740,963)
Accumulated deficit	(21,860,345)	(21,482,144)	(3,120,953)
Accumulated other comprehensive income	1,543,393	1,635,780	237,648
Total JD.com Inc. shareholders’ equity	33,892,900	35,615,380	5,174,247
Non-controlling interests	269,962	258,709	37,586
Total shareholders’ equity	34,162,862	35,874,089	5,211,833
Total liabilities, redeemable non-controlling interests and shareholders’ equity	160,373,518	170,738,384	24,805,089

(1) As of March 31, 2017 and December 31, 2016, the balances of consumer financing, supply chain financing and business financing that affected the balances of accounts receivable, advance to suppliers, loan receivables, amount due from related parties, other non-current assets and accounts payable were as follows:

The balances of consumer financing and business financing of RMB14.6 billion (US$2.1 billion) and RMB0.6 billion (US$0.1 billion), respectively, as of March 31, 2017 and RMB14.3 billion and RMB0.6 billion, respectively, as of December 31, 2016 were included in the accounts receivable.

The balances of supply chain financing of RMB1.3 billion (US$0.2 billion) as of March 31, 2017 and RMB1.2 billion as of December 31, 2016 were included in advance to suppliers.

The balances of consumer financing and supply chain financing provided in the marketplace business of RMB12.2 billion (US$1.8 billion) and RMB4.2 billion (US$0.6 billion), respectively, as of March 31, 2017 and RMB9.3 billion and RMB3.4 billion, respectively, as of December 31, 2016 were included in loan receivables.

The balances of business financing of RMB0.1 billion (US$0.02 billion) as of March 31, 2017 and RMB0.1 billion as of December 31, 2016 were included amounts due from related parties.

The balances of consumer financing of RMB2.3 billion (US$0.3 billion) as of March 31, 2017 and RMB1.7 billion as of December 31, 2016 were included in other non-current assets.

The balances of supply chain financing of RMB6.9 billion (US$1.0 billion) as of March 31, 2017 and RMB7.0 billion as of December 31, 2016 were net off in the accounts payable.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
Net revenues
Online direct sales	49,975,605	69,749,089	10,133,236
Services and others	3,994,058	6,476,571	940,924
Total net revenues	53,969,663	76,225,660	11,074,160

Operating expenses(2)(3)
Cost of revenues	(46,212,860)	(63,989,962)	(9,296,543)
Fulfillment	(4,504,126)	(5,852,594)	(850,272)
Marketing	(2,116,270)	(2,709,000)	(393,567)
Technology and content	(1,111,318)	(1,556,752)	(226,167)
General and administrative	(889,955)	(1,274,254)	(185,125)
Total operating expenses	(54,834,529)	(75,382,562)	(10,951,674)
Income/(loss) from operations	(864,866)	843,098	122,486
Other income/(expenses)
Share of results of equity investees	(164,011)	(520,683)	(75,645)
Interest income	66,553	108,301	15,734
Interest expense	(33,467)	(66,268)	(9,627)
Others, net	148,239	83,840	12,180
Income/(loss) before tax	(847,552)	448,288	65,128
Income tax expenses	(19,700)	(92,592)	(13,452)
Net income/(loss)	(867,252)	355,696	51,676
Net loss attributable to non-controlling interests shareholders	(635)	(22,505)	(3,270)
Net income attributable to mezzanine classified non-controlling interests shareholders	43,175	139,139	20,214
Net income/(loss) attributable to ordinary shareholders	(909,792)	239,062	34,732

Non-GAAP net income/(loss)	(206,029)	1,437,475	208,839

Non-GAAP net income/(loss) attributable to ordinary shareholders	(205,394)	1,459,980	212,109

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
Net income/(loss) per share:
Basic	(0.33)	0.08	0.01
Diluted	(0.33)	0.08	0.01
Net income/(loss) per ADS:
Basic	(0.66)	0.17	0.02
Diluted	(0.66)	0.17	0.02
Non-GAAP net income/(loss) per ADS(4):
Basic	(0.15)	1.03	0.15
Diluted	(0.15)	1.01	0.15
Weighted average number of shares:
Basic	2,742,495	2,837,203	2,837,203
Diluted	2,742,495	2,887,564	2,887,564

(2) Includes share-based compensation expenses as follows:
Fulfillment	(57,567)	(92,776)	(13,479)
Marketing	(15,523)	(24,208)	(3,517)
Technology and content	(88,106)	(142,811)	(20,748)
General and administrative	(265,284)	(353,299)	(51,328)
(3) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(4,764)	(44,694)	(6,493)
Marketing	(302,932)	(301,101)	(43,744)
Technology and content	(503)	(20,661)	(3,002)
General and administrative	(44,951)	(76,326)	(11,089)

(4) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

Net cash provided by operating activities	2,972,670	4,388,593	637,580
Net cash used in investing activities	(1,487,502)	(8,488,834)	(1,233,268)
Net cash provided by financing activities	11,761,705	7,989,359	1,160,704
Effect of exchange rate changes on cash and cash equivalents	(55,747)	(36,621)	(5,321)
Net increase in cash and cash equivalents	13,191,126	3,852,497	559,695
Cash and cash equivalents at beginning of period	17,863,868	19,771,695	2,872,457
Cash and cash equivalents at end of period	31,054,994	23,624,192	3,432,152

Net cash provided by operating activities	2,972,670	4,388,593	637,580
Add: JD Finance net originations included in operating cash flow	983,708	427,338	62,084
Less: Capital expenditures	(1,042,011)	(672,888)	(97,758)
Free cash flow in	2,914,367	4,143,043	601,906

As the JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, loans to consumers and merchants in marketplace business and third parties are made mainly for investment purpose. Accordingly since the second quarter of 2016, cash flows resulted from loan receivables have been reclassified from operating activities in cash flows to investing activities in cash flows. Cash flows resulted from loan receivables of RMB0.6 billion for the first quarter of 2016 have been reclassified from operating activities to investing activities in cash flow statements. Free cash flow remains the same for all the presented and prior periods.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	7.7	11.0	16.7	15.6	16.8
Inventory turnover(5) — TTM	37.3	38.5	37.7	38.0	37.1
Accounts payable turnover(6) — TTM	46.3	49.8	52.1	52.6	52.7
Accounts receivable turnover(7) — TTM	3.1	3.1	3.3	3.3	3.5
GMV(8) (in RMB billions)	129.3	160.4	158.8	209.7	184.1
Orders fulfilled(9) (in millions)	342.1	418.9	456.2	558.2	477.1
Annual active customer accounts(10) (in millions)	169.1	188.1	198.7	226.6	236.5

(5) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(6) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business excluding the impact from supplier financing.

(7) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing.

(8) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s websites and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the company or third-party merchants. The company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the company’s calculation of GMV includes total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the company’s major industry peer), the company’s GMV for the first quarter of 2017 would have been RMB253.2 billion.

(9) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the company’s online direct sales business and on the company’s online marketplaces, net of orders returned.

(10) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

Income/(loss) from operations	(864,866)	843,098	122,486
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,462)	(232,389)	(33,762)
Add: Share-based compensation	426,480	613,094	89,072
Add: Amortization of intangible assets resulting from assets and business acquisitions	353,150	442,782	64,328
Non-GAAP income/(loss) from operations	(295,698)	1,666,585	242,124
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	420,333	552,746	80,304
Non-GAAP EBITDA	124,635	2,219,331	322,428

Total net revenues	53,969,663	76,225,660	11,074,160

Non-GAAP operating margin	-0.5%	2.2%	2.2%

Non-GAAP EBITDA margin	0.2%	2.9%	2.9%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

Net income/(loss)	(867,252)	355,696	51,676
Add: Share-based compensation	426,480	613,094	89,072
Add: Amortization of intangible assets resulting from assets and business acquisitions	353,150	442,782	64,328
Add: Reconciling items on the share of equity method investments(11)	92,055	222,283	32,294
Add: Impairment of goodwill, intangible assets, and investments	—	56,514	8,210
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,462)	(232,389)	(33,762)
Reversal of: Income from non-compete agreement	—	(20,505)	(2,979)
Non-GAAP net income/(loss)	(206,029)	1,437,475	208,839

Total net revenues	53,969,663	76,225,660	11,074,160

Non-GAAP net margin	-0.4%	1.9%	1.9%

Net income/(loss) attributable to ordinary shareholders	(909,792)	239,062	34,732
Add: Non-GAAP adjustments to net income/(loss)(12)	661,223	1,081,779	157,163
Add: Net income attributable to mezzanine classified non-controlling interests shareholders	43,175	139,139	20,214
Non-GAAP net income/(loss) attributable to ordinary shareholders	(205,394)	1,459,980	212,109

(11) For the first quarter of 2017, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB18.7 million, amortization of intangible assets resulting from assets and business acquisitions of RMB88.3 million, share of amortization of equity investments’ intangibles not on their books of RMB23.1 million, and net income attributable to mezzanine equity holder of RMB92.2 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.

(12) See the table above about the reconciliation of net income/(loss) to non-GAAP net income/(loss) for more information of these non-GAAP adjustments.